Zodiac Exploration Inc.

TSX VENTURE: ZEX

November 2, 2011

Zodiac Announces Update on 1-10 Horizontal Well

CALGARY, ALBERTA – Zodiac Exploration Inc. (“Zodiac” or the “Company”) (TSX VENTURE:ZEX) announced today that it has successfully drilled a 2,647 foot horizontal wellbore in the Upper Kreyenhagen formation in the 1-10 well.  A downhole liner assembly with packers and frac ports has been set in preparation for a multi-stage frac completion which, subject to equipment availability, is expected to commence the third week of November. The horizontal wellbore was placed at an average vertical depth of 14,551 feet.

Murray Rodgers, President and CEO commented, “We have done an exceptional job of placing the lateral in the same zone that tested oil in the 4-9 well earlier this year.  We have demonstrated that a horizontal wellbore can be effectively drilled at these depths and high pressures in the San Joaquin Basin, which has been an uncertainty from the outset.  In addition, this horizontal operation is a key first step in proving the potential of the Upper Kreyenhagen formation, which is one of several primary plays identified on our acreage to date.  Detailed geologic mapping indicates this zone is present on at least 100 net sections of Zodiac acreage.  Based on preliminary internal estimates from petrophysical logs and core data, management's best estimate is that the prospective resources for the Upper Kreyenhagen formation amount to 16 million barrels of oil in place per section.  This could comprise  a very significant resource addition to our portfolio.  This estimate represents only 10% of the Kreyenhagen formation, which has a thickness of approximately 800 feet in this location.  Several prospective lower zones in the Kreyenhagen have been identified and have not yet been tested.  The total thickness of the Kreyenhagen formation ranges from approximately 800 to 1,500 feet throughout our acreage.  We have also confirmed our view that with continued wellbore design refinements, horizontal drilling should have widespread application in the development of the other plays that comprise our portfolio.”

About Zodiac

Zodiac is a Calgary based company formed to explore for and eventually develop and produce oil and gas assets in North America with a focus on the San Joaquin Basin in California.  Zodiac has accumulated a land base of approximately 89,000 net acres in Kings County California.  Zodiac believes that these lands contain both resource (lower permeability) and conventional prospects.

Forward Looking Statements

This press release contains certain forward-looking statements and forward-looking information (collectively referred to herein as "forward-looking statements") within the meaning of applicable securities laws. All statements other than statements of historical fact are forward-looking statements. Forward-looking information typically contains statements with words such as "anticipate", "believe", “confirms”, "continuous", "estimate", "expect", "may", "plan", "project", "should", "will", or similar words suggesting future outcomes. In particular, this press release contains forward-looking statements pertaining to the following: the Company's plans to commence a multi-stage completion in the 1-10 well the potential for further horizontal drilling operations on the Company's prospects, and the prospectivity of the Company's lands for resource and conventional prospects.

Forward-looking information is based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors (many of which are beyond the control of Zodiac) that could cause actual events or results to differ materially from those anticipated in the forward-looking information. Some of the risks and other factors could cause results to differ materially from those expressed in the forward-looking information include, but are not limited to: operational risks in exploration, development and production; delays or changes in plans; competition for and/or inability to retain drilling rigs and other services; competition for, among other things, capital, acquisitions of reserves and resources, undeveloped lands, skilled personnel and supplies; risks associated with the uncertainty of resource estimates; governmental regulation of the oil and gas industry, including environmental regulation; geological, technical, drilling and processing problems and other difficulties in producing reserves; the uncertainty of estimates and projections of production, costs and expenses; unanticipated operating events or performance which can reduce production or cause production to be shut in or delayed; incorrect assessments of the value of acquisitions; the need to obtain required approvals from regulatory authorities; stock market volatility; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; access to capital; and other factors. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

In addition to other factors and assumptions which may be identified in this press release, assumptions have been made regarding, among other things: the timing and costs of drilling and completion expenditures; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; the ability of the Company to obtain and retain qualified staff, equipment and services in a timely and cost efficient manner; and the general stability of the economic and political environment in which the Company operates. Readers are cautioned that the foregoing list of factors is not exhaustive.

The forward-looking information contained in this news release is expressly qualified by this cautionary statement. Zodiac does not undertake any obligation to update or revise any forward-looking statements to conform such information to actual results or to changes in our expectations except as otherwise required by applicable securities legislation. Readers are cautioned not to place undue reliance on forward-looking information.Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Prospective Resource Disclosure

Prospective resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from undiscovered accumulations by application of future development projects. Prospective resources have both an associated chance of discovery and a chance of development.  There is no certainty that any portion of the prospective resources will be discovered and, if discovered, there is no certainty that it will be commercially viable to produce any portion of those resources.  Prospective resources are undiscovered resources that indicate exploration opportunities and development potential in the event a commercial discovery is made and should not be construed as reserves or contingent (discovered) resources.

The resource estimates in respect of the prospective resources for the Kreyenhagen formation were prepared on November 2, 2011 with an effective date of October 31, 2011 and prepared in accordance with COGE Handbook and National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities ("NI 51-101") by a member of management of Zodiac who is a "qualified reserves evaluator" as defined under NI 51-101.

The "best estimate" is considered to be the best estimate of the quantity that will actually be recovered.  In terms of prospective resources, it is equally likely that the actual quantities recovered will be greater or less than the best estimate. If probabilistic methods are used, there should be at least a 50 percent probability that the quantity actually recovered will equal or exceed the best estimate.

The significant positive factors that are relevant to management's estimate of the prospective resources include sustained oil flow rates from the same zone in the Company's 4-9 well, located approximately one mile to the west of the 1-10 well.

The estimates of resources for individual properties may not reflect the same confidence level as estimates of resources for all properties, due to the effects of aggregation.

For more information, please contact

Zodiac Exploration Inc.		Zodiac Exploration Inc.
Murray Rodgers	or	Randy Neely
President & CEO		Chief Financial Officer
(403) 444-7844		(403) 444-7848